UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the letter dated March 20, 2012 filed with the Superintendencia del Mercado de Valores – SMV, by virtue of which Cementos Pacasmayo S.A.A. (the “Company”) reported that it has executed a loan agreement with Banco de Crédito del Perú.

Calle La Colonia N° 150,
Urb. El Vivero - Santiago de Surco
Telf: 317-6000

Lima, March 20, 2012
GL- 151/2012

Messrs.
SUPERINTENDENCIA DEL
MERCADO DE VALORES – SMV

Ladies and Gentleman:

Pursuant to Article 28 of the Securities Market Law and CONASEV Resolution Nº 107-2002-EF-94.10, we hereby comply to inform, as a Relevant Matter, that on March 19, 2012, we have executed a loan agreement with Banco de Crédito del Perú for a total amount of US$ 75 million. The loan proceeds may be used for investment in fixed assets, debt restructuring and other corporate purposes. The loan may be disbursed within a period of two years.

Truly yours,

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Carlos Molinelli Mateo
Representative

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ Carlos Jose Molinelli Mateo
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Dated: March 22, 2012